EX-99.d.8

Delaware Management Company
100 Independence, 610 Market Street
Philadelphia, PA 19106-2354

January 22, 2021

Delaware Group Equity Funds IV
100 Independence, 610 Market Street
Philadelphia, PA 19106-2354

Re: Expense Limitations

Ladies and Gentlemen:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby, Delaware Management Company, a series of Macquarie Investment Management Business Trust (the “Manager”), agrees that in order to improve the performance of the series of Delaware Group Equity Funds IV set forth below (each a “Fund”), the Manager shall waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any acquired fund fees and expenses, taxes, interest, short sale dividend and interest expenses, brokerage fees, certain insurance costs, and nonroutine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations (collectively, the “Excluded Expenses”)) in an aggregate amount equal to the amount by which the Fund’s total annual fund operating expenses (excluding any Excluded Expenses) exceed the percentages set forth below for the period from January 28, 2021 through January 31, 2022. For purposes of this Agreement, Excluded Expenses may also include such additional costs and expenses as may be agreed upon from time to time by the Fund’s Board of Trustees and the Manager.

		Institutional
	Class A	Class	Class R6
Fund	Expense Cap	Expense Cap	Expense Cap
Delaware Covered Call Strategy Fund	1.31%	1.06%	0.88%
Delaware Equity Income Fund	1.12%	0.85%	0.81%
Delaware Global Equity Fund	1.37%	1.07%	1.02%
Delaware Growth and Income Fund	1.08%	0.82%	0.75%
Delaware Hedged U.S. Equity Opportunities Fund	1.64%	1.30%	1.20%
Delaware International Fund	1.53%	1.18%	1.09%
Delaware Opportunity Fund	1.21%	0.90%	0.78%
Delaware Premium Income Fund	1.30%	1.05%	0.90%
Delaware Growth Equity Fund	1.17%	0.86%	0.79%
Delaware Special Situations Fund	1.27%	1.02%	0.87%
Delaware Total Return Fund	1.15%	0.91%	0.79%
Delaware Floating Rate II Fund	1.05%	0.80%	0.74%
Delaware Fund for Income	1.18%	1.03%	0.80%
Delaware International Opportunities Bond Fund	1.15%	0.90%	0.94%
Delaware Investment Grade Fund	0.92%	0.67%	0.66%
Delaware Limited Duration Bond Fund	0.74%	0.49%	0.36%
Delaware Strategic Income II Fund	1.20%	0.92%	N/A

The Manager acknowledges that it (1) shall not be entitled to collect on, or make a claim for, waived fees at any time in the future, and (2) shall not be entitled to collect on, or make a claim for, reimbursed Fund expenses at any time in the future.

Delaware Management Company, a series of
Macquarie Investment Management Business Trust

By:	/s/ Richard Salus
	Name:	Richard Salus
	Title:	Senior Vice President

Your signature below acknowledges acceptance of this Agreement:

Delaware Group Equity Funds IV

By:	/s/ Shawn K. Lytle
	Name:	Shawn K. Lytle
	Title:	President & Chief Executive Officer
	Date:	January 22, 2021